111 E. Wacker Drive, Suite 2800 Chicago, Illinois 60601 Tel 312.527.4000 Fax 312.527.4011 www.shefskylaw.com
Direct: (312) 836-4046 Facsimile: (312) 275-7609 E-mail: pjenson@shefskylaw.com
PAUL T. JENSON
IN REFERENCE TO:
030703-00002

March 27, 2012

Ms. Peggy Kim

Special Counsel — Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, DC 20549-3628

Re:     Comment Letter, dated March 14, 2012:

NTS Mortgage Income Fund (the “Company”) —

Schedule TO-I

Filed March 6, 2012

File No. 5-56509

Dear Ms. Kim:

We are writing on behalf of the Company in response to the above-referenced SEC comment letter, dated March 14, 2012. Prior to the filing of this letter, Bluegreen Investors, LLC (“Bluegreen”) has withdrawn the above-referenced Schedule TO-I and will not engage in the tender offer described therein. As such, we believe that comments 1-4 and 8-14 of the comment letter are no longer applicable; however, we believe comments 5, 6 and 7 may affect future filings of the Company and have, therefore, responded to those comments.  In order to ease your review, we have repeated each relevant comment in its entirety.

Offer to Purchase

General

5.                                       We note that the issuer has not filed any Form 10-Ks or Form 10-Qs since 2008.  Please have the issuer file the missing Form 10-Ks and 10-Qs immediately.

We believe that the Company is not obligated to file the missing Form 10-Ks or Form 10-Qs and the Company believes it is not obligated to file any future Form 10-Ks or Form 10-Qs.  The Commission has indicated that it may be appropriate to modify a particular issuer’s reporting requirements under Sections 13 and 15 of the Securities Exchange Act of 1934 (the “1934 Act”) if: (1) such modification is not inconsistent with the protection of investors; and (2) full compliance with the reporting requirements would entail unreasonable effort or expense.(i)

The Company determined that it is appropriate for it to cease filing periodic reports in reliance on SEC Release No. 34-9660 (the “Release”) and a number of No-Action Letters that provided additional guidance with respect to the Release. First, the Company believes that full compliance with the reporting requirements would entail unreasonable effort or expense.  By the terms of its certificate of incorporation, the Company was required to commence an “orderly liquidation . . . no later than December 31, 2008.” On December 12, 2008, the Company’s board of directors adopted a Plan of Dissolution and Complete Liquidation which was filed with the Secretary of State of the State of Delaware on December 31, 2008.  Since that time, the Company has been pursuing an orderly liquidation.  In 2007, the Company paid $166,000 to independent auditors for professional services rendered in connection with their preparation and review of the Company’s quarterly reports and annual report.  With legal fees, the total amount of outside accounting and legal fees spent on these activities in 2007 was approximately $200,000.  As a result, the Company believes that the cessation of filing quarterly and annual reports while the Company was in liquidation has saved the Company’s shareholders approximately $600,000, which amounts are potentially available for liquidating distributions. It would be unreasonable for the Company to incur approximately $600,000 of professional costs that would provide minimal or no benefits to its shareholders or the investing public (and which could otherwise be used toward liquidating distributions), especially considering that the Company has continued to file reports on Form 8-K(ii) providing unaudited financial information concerning the Company on a regular basis as well as disclosing material events relating to its winding up and dissolution, including the amounts of any liquidation distributions, payments and expenses.(iii)

The Commission has commented favorably on the following factors in determining whether a reporting issuer is eligible for modified periodic reporting requirements under the 1934 Act, and these factors were considered by the Company in determining to cease filing its periodic reports:

•                  At the time it ceased filing period reports, the Company was current in its reporting obligations under the 1934 Act. (iv)

•                  At the time it ceased filing periodic reports, the Company had filed its Certificate of Dissolution with its state of incorporation and the effective date of the dissolution had occurred.(v)

•                  The Company will make a final liquidating distribution as soon as practicable after resolution of outstanding obligations or claims.(vi)

•                  The Company will file a final report on Form 8-K(vii) and a Form 15(viii) at the time the dissolution and liquidation is complete.

The SEC has also stated that “[I]f issuers do not advise the Commission concerning their inability to comply with reporting requirements . . . it may result in enforcement action by the Commission in a situation where such action might have been avoided.” (ix) The Company advised the Commission that it would not fully comply with the reporting requirements.  On January 16, 2009, the Company filed with the Commission a Current Report on Form 8-K which included as an exhibit a letter the Company sent to its shareholders notifying them that the Company “determined to cease filing periodic reports with the SEC after considering the benefits to its stockholders and the public of continuing such additional reports in comparison to the substantial burden and expense incurred in preparing these disclosures.” Additionally, on January 22, 2009, we, on behalf of the Company, advised the Commission in a separate letter sent to William Demerest, a staff account at the Commission who had previously reviewed Company filings, that the Company was no longer going to file Periodic Reports.

The Company modified its reporting obligations under the 1934 Act by ceasing to file 10-Ks and 10-Qs since such modification is not inconsistent with the protection of investors; and the Company’s full compliance with the reporting requirements would entail unreasonable effort or expense.

6.                                       Please advise as to why the issuer did not seek shareholder approval for the liquidation plan.

The Company is not seeking shareholder approval for the liquidation plan because the Company was organized as a finite-life, self-liquidating company whose certificate of incorporation required it to dissolve and commence an orderly liquidation by December 31, 2008.  Delaware law then provides the Company with a three-year period after dissolution to wind up its affairs and issue final distributions to shareholders.(x)

Where a company has a finite-life, and is self-liquidating, its shareholders effectively approve the liquidation at the time that the company’s organizational documents are adopted. Pursuant to the Company’s certificate of incorporation, and consistent with the nature of the Company as a finite-life rather than an infinite-life entity, the Company’s board of directors was empowered to liquidate the Company without a shareholder vote upon the liquidation date set in the organizational documents at the time of their adoption. Modification of that provision of its certificate of incorporation would have required a stockholder vote. (xi)

The Company filed for dissolution on or before December 31, 2008, and intended to wind up its affairs and issue final distributions to shareholders by December 31, 2011. Due to the illiquid nature of a number of its assets, on December 7, 2011, the Company filed a petition to the Delaware Court of Chancery for an extension of its December 31, 2011 deadline to April 30, 2012, which petition was approved by the Court on December 19, 2011.

7.                                       We note that according to Bluegreen’s last Schedule 13D amendment filed on July 24, 2009, Bluegreen owned 707,288 shares or 22.19%.  Please advise as to why Bluegreen did not file an amendment to reflect the material increase in ownership.  Refer to Rule 13d-2(a) and Question and Answer 104.03 in the Exchange Act Sections 13(d) and 13(g) Compliance and Disclosure Interpretations.

Concurrent with the filing of this response, Bluegreen has filed an amended Schedule 13D updating its beneficial ownership of Company shares of Common Stock.

We believe that this response addresses the matters raised in your comment letter.  If you have any additional questions or comments, please do not hesitate to contact me.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Paul T. Jenson
Paul T. Jenson

cc: Cameron Williams

(i) Release No. 34-9660.

(ii) The Company has informed its shareholders and the investing public of material developments through its filing more than 65 Current Reports on Form 8-K since the time it filed its Plan of Dissolution and Complete Liquidation.

(iii) See, e.g., Genesee Corporation; Global Preferred Holdings, Inc.; Cygnus, Inc.; Equus Capital Partners, L.P., available November 14, 2003 (Delaware limited partnership registered under the 1940 Act); ML-Lee Acquisition Fund II, L.P., available March 17, 2003 (Delaware limited partnership with a finite life registered under the 1940 Act); JG Industries, Inc., available June 18, 2001 (Illinois corporation); Secom General Corporation; CalComp Technology, Inc., available February 17, 2000 (Delaware corporation in bankruptcy requesting relief from filing beginning with next Form 10-K); ML-Lee Acquisition Fund L.P., available February 4, 200 (Delaware limited partnership with an expired term).

(iv) See, e.g., Genesee Corporation; Global Preferred Holdings, Inc.; Cygnus, Inc.; Secom General Corporation.

(v) See, e.g., Genesee Corporation; Global Preferred Holdings, Inc.; Cygnus, Inc.; Secom General Corporation.

(vi) See, e.g., Equus Capital Partners, L.P.; ML-Lee Acquisition Fund II, L.P.; ML-Acquisition Fund L.P.

(vii) See, e.g., Genesee Corporation; Global Preferred Holdings, Inc.; Cygnus, Inc.; Cambridge Advantaged Properties II Limited Partnership, available February 6, 2002 (Delaware limited partnership in liquidation); CalComp Technology, Inc.

(viii) See, e.g., Global Preferred Holdings, Inc.; Equus Capital Partners, L.P.; ML-Lee Acquisition Fund II, L.P.; CalComp Technology, Inc.; ML-Acquisition Fund L.P.

(ix) Ibid.

(x) See, Section 278 of the General Corporation Law of the State of Delaware (DGCL).

(xi) See Section 242(a)(6) of the DGCL.